                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Month Ended                    Commission file number
          March 31, 2005                                0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                          Form 40-F
                            ------                                 ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                               No   X
                                                              -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):      N/A .
                                                  -----


                           Total number of pages is 24

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]              Media:                  Investor Relations:
                                    Robert Thompson,
                                    Sand Technology         de Jong & Associates
                                    pr@sand.com             sndt@dejong.org
                                    +(1) 401/862-3538       +(1) 760/943-9065



PRESS RELEASE

                      SAND ANNOUNCES SECOND QUARTER RESULTS
                      Revenues up 18% over previous quarter

MONTREAL, MARCH 8TH, 2005: SAND Technology Inc. (NASDAQ: SNDT), an innovator in analytic application infrastructure, today reported its results for the three-month period ended January 31, 2005. The Company recorded a loss for this second operating quarter of fiscal year 2005 of $1,493,903 or ($0.12) per share on revenues of $2,029,750, compared to a loss for its second operating quarter of fiscal year 2004 of$1,357,352 or $0.10 per share on revenues of $1,581,532. By comparison with the previous quarter ended October 31, 2004, revenues increased by 18% and the loss was reduced by 20%.

"Sales are showing improvement on a quarter-over-quarter basis," said Arthur Ritchie, President and Chief Executive Officer of SAND, "and we are optimistic the trend will continue at a steady rate. Changes this fiscal year in the sales management structure in the UK and North America are beginning to bear fruit and the addition of the SAND Searchable Archive to the product mix is accelerating market interest in SAND."


A conference call hosted by Mr. Ritchie will be held on Thursday, March 10th, 2005 at 4:00 p.m. (eastern standard time) to discuss SAND's financial results. Investors and other interested parties may participate in the conference call by dialling (416) 695-9747.


For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.


ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT. For more information, visit www.sand.com
                   ------------

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.


CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                               IN CANADIAN DOLLARS

                                     3 Months Ended        6 Months Ended        3 Months Ended        6 Months Ended
                                     Jan. 31, 2005         Jan. 31, 2005         Jan. 31, 2004         Jan. 31, 2004
                                     --------------        --------------        --------------        --------------

Revenues                                $2,029,750            $3,751,407             $1,581,532           $2,429,789

Cost of Sales and Product
Support                                  $(523,114)            $(982,365)             $(410,086)           $(799,628)

Research and Development Costs           $(908,985)          $(1,769,311)             $(916,532)         $(1,800,179)

Amortization of capital assets
and other assets                          $(68,504)            $(135,486)              $(56,979)           $(113,155)

Selling, general and
administrative expenses                $(2,081,265)          $(4,317,394)           $(1,650,589)         $(3,516,903)

Operating Income (Loss)                $(1,552,118)          $(3,453,149)           $(1,452,654)         $(3,800,076)

Interest Income, Net                       $58,215               $93,546                $95,302             $206,725

Net (loss) earnings                    $(1,493,903)          $(3,359,603)           $(1,357,352)         $(3,593,351)

Earnings (loss) per share                   ($0.12)               ($0.26)                ($0.10)              ($0.27)

Weighted average number of
shares outstanding                      12,847,842            12,902,221             13,087,458           13,108,335


                                     - 30 -

                                         SAND TECHNOLOGY INC.


                                         MANAGEMENT'S DISCUSSION AND ANALYSIS


                                         QUARTERLY REPORT


                                         SECOND QUARTER ENDED JANUARY 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2005

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2005 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 24 OF SAND'S 2004 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON MARCH 7, 2005. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

         SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).


OVERVIEW

         At the end of the 2003 fiscal year SAND sold its ClarityBlue systems integration division in order to focus management attention directly on the development of analytic infrastructure software products, notably the SAND Analytic Server, and on executing a solutions partner driven distribution model for these products.

         Under the revised business model our revenues consist of license fees for software products and, in some cases, license revenue for software products utilized internally by partners, as well as fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

            In 2004, we introduced a second product, the SAND Searchable Archive. This product builds on SAND's strength in advanced data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes.

         Our long term direction for our high performance analytical infrastructure products is to ensure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.

         The purchase of our products often requires significant executive-level investment and system design decisions for our customers. Our initial product sales cycles are therefore often lengthy and the timing of sales and associated revenue recognition are difficult to predict. This will be further exacerbated by the less predictable revenue patterns that are traditionally associated with non-direct sales distribution channels.

         Based in part upon our lengthy cycle and the dependency on partners to manage deal flow, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.


RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 2005 COMPARED WITH SECOND QUARTER OF FISCAL 2004 AND FIRST HALF OF FISCAL 2005 COMPARED WITH FIRST HALF OF FISCAL 2004

Revenue

         Our sales for the second quarter ended January 31, 2005 were $2,029,750, an increase of 28% from sales of $1,581,532 for the second quarter ended January 31, 2004.

         Our sales in the second quarter of fiscal 2005 in North America were $1,291,371 an increase of 165% from sales of $487,048 in the second quarter of fiscal 2004. In Europe, sales in the second quarter of fiscal 2005 were $738,379, a decrease of 33% from sales of $1,094,484 in the second quarter of fiscal 2004.

         Our sales for the first half of fiscal 2005 were $3,751,407, an increase of 54% from sales of $2,429,789 for the first half of fiscal 2004.

         Our sales in the first half of fiscal 2005 in North America were $1,825,832, an increase of 147% from sales of $738,430 in the first half of fiscal 2004. In Europe, sales in the first half of fiscal 2005 were $1,925,575, an increase of 14% from sales of $1,691,359 in the first half of fiscal 2004.

         The continued increase in our revenues for the second quarter and first half of fiscal 2005 is associated primarily with the implementation of our change in SAND's business model. Last year our newly established UK Office was in a transitional stage and primarily focusing on positioning itself following the sale of Clarity Blue. In North America the increase in revenue stems mostly from new customer sales, sales of product upgrades to existing customers, while we continue to fully engage other opportunities through our partner channel.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 26% to $2,081,265 for the second quarter ended January 31, 2005 from $1,650,589 for the second quarter ended January 31, 2004. For the first half of fiscal 2005, selling, general and administrative expenses were $4,317,394 compared to $3,516,903 during the first half of fiscal 2004, an increase of 23%. The increase is largely attributable to the sales related personnel hired in the last twelve months and higher marketing expenses.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 1% to $908,985 for the second quarter ended January 31, 2005 from $916,532 for the second quarter ended January 31, 2004. For the first half of fiscal 2005, research and development expenses were $1,769,311 compared to $1,800,179 during the first half of fiscal 2004, a decrease of 2%. For fiscal 2005, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales increased by 28% to $523,114 for the second quarter ended January 31, 2005 from $410,086 for the second quarter ended January 31, 2004. For the first half of fiscal 2005, cost of sales were $982,365 compared to $799,628 during the first half of fiscal 2004, an increase of 23%. This increase, which reflects the increase in revenue, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         Sand generated a net loss of $1,493,903 in the second quarter ended January 31, 2005 as compared to a net loss of $1,357,352 in the second quarter ended January 31, 2004. Net loss was $3,359,603 in the first half of fiscal 2005 as compared to a net loss of $3,593,351. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.


Liquidity and Capital Resources

         Cash and investments at January 31, 2005 were $8,322,549 compared with $15,121,603 at January 31, 2004. Sand does not have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital through fiscal 2005.

SAND TECHNOLOGY INC.

QUARTERLY REPORT

SECOND QUARTER ENDED JANUARY 31, 2005

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------
                                                                       AS AT                As at
                                                                    JANUARY 31,           July 31,
                                                                       2005                 2004
-----------------------------------------------------------------------------------------------------
                                                                         $                    $
                                                                    (UNAUDITED)           (audited)
ASSETS
Current assets
    Cash & cash equivalents                                           8,322,549           12,601,393
    Accounts receivable                                               2,806,178            2,364,655
    Prepaid expenses                                                    281,481              188,680
-----------------------------------------------------------------------------------------------------
                                                                     11,410,208           15,154,728

Capital assets, net (Note 2)                                            355,933              392,585
Other asset (Note 3)                                                    387,964              443,388
-----------------------------------------------------------------------------------------------------
                                                                     12,154,105           15,990,701
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                          1,657,761            1,881,113
    Deferred revenue                                                  1,502,282            1,554,785
    Deferred credits                                                    180,912              195,581
-----------------------------------------------------------------------------------------------------
                                                                      3,340,955            3,631,479
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,997,551 as at
           July 31, 2004)                                            38,370,359           38,556,828
    Contributed surplus                                                  49,000               49,000
    Deficit                                                         (29,606,209)         (26,246,606)
-----------------------------------------------------------------------------------------------------
                                                                      8,813,150           12,359,222
-----------------------------------------------------------------------------------------------------
                                                                     12,154,105           15,990,701
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


                                      11

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                        THREE MONTHS        Three months         SIX MONTHS           Six months
                                            ENDED               ended               ENDED                ended
                                         JANUARY 31,         January 31,         JANUARY 31,          January 31,
                                            2005                2004                2005                 2004
--------------------------------------------------------------------------------------------------------------------
                                             $                   $                    $                    $
REVENUES                                  2,029,750           1,581,532            3,751,407            2,429,789
--------------------------------------------------------------------------------------------------------------------

Cost of sales and product support          (523,114)           (410,086)            (982,365)            (799,628)
Research and development, net              (908,985)           (916,532)          (1,769,311)          (1,800,179)
Amortization of capital and other           (68,504)            (56,979)            (135,486)            (113,155)
    assets
Selling, general and
    administrative expenses              (2,081,265)         (1,650,589)          (4,317,394)          (3,516,903)
--------------------------------------------------------------------------------------------------------------------
Total operating expense                  (3,581,868)         (3,034,186)          (7,204,556)          (6,229,865)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Operating loss                           (1,552,118)         (1,452,654)          (3,453,149)          (3,800,076)

Interest income, net                         58,215              95,302               93,546              206,725
--------------------------------------------------------------------------------------------------------------------

NET LOSS                                 (1,493,903)         (1,357,352)          (3,359,603)          (3,593,351)

Deficit at beginning of period          (28,112,306)        (21,605,905)         (26,246,606)         (19,369,906)
--------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (29,606,209)        (22,963,257)         (29,606,209)         (22,963,257)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Basic and diluted
    earnings per share                        (0.12)              (0.10)               (0.26)               (0.27)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                   12,847,842          13,087,458           12,902,221           13,108,335

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           12,847,842          13,087,458           12,902,221           13,108,335
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                         THREE MONTHS        Three months         SIX MONTHS           Six months
                                             ENDED               ended               ENDED                ended
                                          JANUARY 31,         January 31,         JANUARY 31,          January 31,
                                             2005                2004                2005                 2004
--------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
OPERATING ACTIVITIES
    Net loss                             (1,493,903)         (1,357,352)          (3,359,603)          (3,593,351)
    Items not affecting cash
        Amortization of capital and          68,504              56,979              135,486              113,155
        other assets
    Changes in non-cash
        operating working
        capital items (Note 9)           (1,054,300)           (773,192)            (810,179)          (2,137,687)
--------------------------------------------------------------------------------------------------------------------
                                         (2,479,699)         (2,073,565)          (4,034,296)          (5,617,883)
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets              (28,905)            (14,431)             (43,410)             (46,897)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Balance of Sale receivable                    -             235,676                    -              588,483
    Repurchase of common shares             (90,798)            (20,190)            (186,469)            (131,858)
    Deferred credits                         (7,335)             (7,334)             (14,669)             (14,668)
--------------------------------------------------------------------------------------------------------------------
                                            (98,133)            208,152             (201,138)             441,957
--------------------------------------------------------------------------------------------------------------------

Decrease in cash and                     (2,606,737)         (1,879,844)          (4,278,844)          (5,222,823)
    Cash equivalents
Cash & cash equivalents,
    beginning of period                  10,929,286          17,001,447           12,601,393           20,344,426
--------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                         8,322,549          15,121,603            8,322,549           15,121,603
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2004.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

          Furniture and equipment            5 years
          Computer equipment                 3 years
          Leasehold Improvements             over the lease term

     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

     (ii) Acquired technology

          The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of depreciation of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair value-based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 4, stock option plan, for additional information.

     GUARANTEES

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     IMPAIRMENT OF LONG LIVED ASSETS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in
     Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     HEDGING RELATIONSHIPS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

     NEW ACCOUNTING POLICIES ADOPTED

     As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, which did not have an impact on the Corporation's consolidated financial statements.

     HANDBOOK SECTION 3110, "ASSET RETIREMENT OBLIGATIONS", FOCUSES ON THE RECOGNITION AND MEASUREMENT OF LIABILITIES FOR OBLIGATIONS ASSOCIATED WITH THE RETIREMENT OF PROPERTY, PLANT AND EQUIPMENT WHEN THOSE OBLIGATIONS RESULT FROM THE ACQUISITION, CONSTRUCTION, DEVELOPMENT OR NORMAL OPERATION OF THE ASSETS.

2.   CAPITAL ASSETS

                                                     JANUARY 31, 2005                             July 31, 2004
                                -----------------------------------------------------------    -----------------
                                                        Accumulated            Net Book             Net Book
                                      Cost             Depreciation              Value                Value
                                ----------------     ----------------     -----------------    -----------------
                                        $                   $                      $                    $
     Furniture and equipment        320,113              311,120                  8,993               15,063
     Computer equipment             488,163              314,591                173,572              189,440
     Leasehold improvements         287,610              114,242                173,368              188,082
     -----------------------------------------------------------------------------------------------------------
                                  1,095,886              739,953                355,933              392,585
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

3.   OTHER ASSETS

                                                     JANUARY 31, 2005                             July 31, 2004
                                -----------------------------------------------------------    -----------------
                                                        Accumulated            Net Book             Net Book
                                      Cost             Amortization              Value                Value
                                ----------------     ----------------     -----------------    -----------------
                                       $                    $                     $                    $
     Contract costs                 471,100               83,136               387,964               443,388
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK

     (a)  AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE REPURCHASE PROGRAM

     On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.

     On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the period of August 1, 2003 to October 23, 2003, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under this program.

     (b)  STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for the six months period ended January 31, 2005 and fiscal 2004 was as follows:

                                             SIX MONTHS ENDED
                                             JANUARY 31, 2005                  July 31, 2004
                                         ---------------------------     --------------------------
                                                          WEIGHTED                      Weighted
                                                          AVERAGE                       average
                                           OPTIONS        EXERCISE         Options      exercise
                                            (000)          PRICE            (000)        price
                                         -----------    ------------     -----------   ------------
                                              #            $US                #           $US
     Outstanding,
     beginning of period                      1,478          2.15            1,247          2.41
         Granted                                 36          1.00              261          1.16
         Exercised                                -             -                -             -
         Forfeited                              163          1.38               30          4.58
                                         -----------    ------------     -----------   ------------
     Outstanding,
     End of period                            1,351          2.21            1,478          2.15
                                         -----------    ------------     -----------   ------------
                                         -----------    ------------     -----------   ------------
     Options exercisable
     at end of period                           689          2.62              592          2.83
                                         -----------    ------------     -----------   ------------
                                         -----------    ------------     -----------   ------------

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of January 31, 2005:

                                            Options outstanding                  Options exercisable
                                   --------------------------------------    ---------------------------
                                                Weighted
                                                 average      Weighted                       Weighted
                                                remaining     average                        average
     Ranges of exercise prices       Options      life        exercise         Options       exercise
     ($US)                            (000)      (years)       price            (000)         price
                                   ----------- ------------ -------------    ------------- -------------
                                       #                        $US               #            $US
     < 1.00                               160         1.47          0.69              160          0.69
     1.00 to 1.99                         778         8.15          1.04              239          1.03
     3.00 to 3.99                          20         1.47          3.38               20          3.38
     4.00 to 4.99                          47         2.95          4.40               47          4.40
     5.00 to 5.99                         314         6.20          5.07              192          5.11
     6.00 to 6.99                          28         4.54          6.36               27          6.36
     7.00 to 7.99                           4         3.84          7.00                4          7.00
                                   ----------- ------------ -------------    ------------- -------------
                                        1,351         6.54          2.21              689          2.62
                                   ----------- ------------ -------------    ------------- -------------
                                   ----------- ------------ -------------    ------------- -------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.   INCOME TAXES

     There was no income tax accrued during the six-month period ended January 31, 2005.

6.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,514,500. The minimum payments due in each of the forthcoming years are as follows:

                                           $
                                        -------
               2005                     349,500
               2006                     381,000
               2007                     296,000
               2008                     244,000
               2009                     244,000

7.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

     As at and for the three months ended January 31,

      ---------------------------------------------------------------------------------------------------------------
                                                          North America                        Europe
      ---------------------------------------------------------------------------------------------------------------
      2005
      Net sales                                              1,291,371                         738,379
      Loss before income taxes                                (889,487)                       (604,416)
      Identifiable assets                                   10,167,105                       1,987,000
      ---------------------------------------------------------------------------------------------------------------
      2004
      Net sales                                                487,048                       1,094,484
      (Loss) earnings before income taxes                   (1,477,233)                        119,881
      Identifiable assets                                   15,726,234                       3,010,577
      ---------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

7.   SEGMENTED INFORMATION (CONTINUED)

     As at and for the six months ended January 31,

      ---------------------------------------------------------------------------------------------------------------
                                                          North America                        Europe
      ---------------------------------------------------------------------------------------------------------------
      2005
      Net sales                                              1,825,832                        1,925,575
      Loss before income taxes                              (2,317,848)                      (1,041,755)
      Identifiable assets                                   10,167,105                        1,987,000
      ---------------------------------------------------------------------------------------------------------------
      2004
      Net sales                                                738,430                        1,691,359
      Loss before income taxes                              (3,021,787)                        (571,564)
      Identifiable assets                                   15,726,234                        3,010,577
      ---------------------------------------------------------------------------------------------------------------

8.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at January 31, 2005, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     CREDIT RISK

     The Corporation's exposure to credit risk as of January 31, 2005, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                     THREE MONTHS         Three months          SIX MONTHS           Six months
                                         ENDED                ended                ENDED                ended
                                      JANUARY 31,          January 31,          JANUARY 31,          January 31,
                                         2005                 2004                 2005                 2004
     ----------------------------------------------------------------------------------------------------------
                                          $                   $                     $                    $
     Accounts receivable              (1,531,031)           (925,754)            (441,523)            (481,055)
     Prepaid expenses                     30,758              54,728              (92,801)            (107,493)
     Deferred revenue                    121,904              46,082              (52,503)            (225,989)
     Accounts payable and
       accrued liabilities               324,069              51,752             (223,352)          (1,323,150)
     ----------------------------------------------------------------------------------------------------------
     Changes in non-cash
       operating working
       capital items                  (1,054,300)           (773,192)            (810,179)          (2,137,687)
     ----------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------

10.  COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                              SAND TECHNOLOGY INC.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SAND TECHNOLOGY INC.



March 8, 2005                              /s/ Arthur Ritchie
                                           -----------------------------------
                                           Arthur Ritchie
                                           Chairman of the Board, President
                                           and Chief Executive Officer